Exhibit 99.1

Robin Energy Ltd. Adopts Bitcoin as Primary Treasury Reserve Asset with $5 Million Initial Allocation

Limassol, Cyprus, July 31, 2025 – Robin Energy Ltd. (NASDAQ: RBNE) (“Robin Energy” or the “Company”), an international ship-owning company providing energy transportation services globally, announced today that its Board of Directors has unanimously endorsed Bitcoin as a primary treasury reserve asset and has authorized an immediate allocation of $5 million to be executed through a measured, institutional-grade implementation approach.

The above allocation comes as part of the newly adopted comprehensive Bitcoin treasury framework targeting up to 50% of its long-term cash reserves, with any potential purchases beyond the initial allocation to be deployed to Bitcoin through disciplined dollar-cost averaging.

Petros Panagiotidis, Chairman and Chief Executive Officer of Robin Energy, commented: “Our Board’s endorsement of Bitcoin as a treasury reserve asset represents a carefully considered strategic decision to optimize our balance sheet for long-term value creation. We believe Bitcoin’s unique characteristics as a scarce, finite digital asset provide compelling treasury optimization benefits, including potential inflation hedging properties and portfolio diversification advantages.”

The Bitcoin purchases will be funded entirely through existing cash reserves without impacting operational liquidity or growth initiatives, and both purchases and custody arrangements are expected to be executed through qualified digital asset custodians to ensure the highest standards of security, regulatory compliance, and institutional-grade asset management.

This strategic initiative reflects the Company’s commitment to optimizing its treasury management while maintaining the operational liquidity necessary to support its core business operations.

About Robin Energy Ltd.

Robin Energy is an international ship-owning company providing energy transportation services globally. Robin Energy owns one Handysize tanker vessel and one LPG carrier, the acquisition agreement of which was announced on July 10, 2025, that carry petrochemical gases and refined petroleum products worldwide.

For more information, please visit the Company’s website at www.robinenergy.com. Information on our website does not constitute a part of this press release.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts, including those related to the implementation and benefits to the Company and shareholders of the treasury framework. We are including this cautionary statement in connection with this safe harbor legislation. The words “believe”, “anticipate”, “intend”, “estimate”, “forecast”, “project”, “plan”, “potential”, “will”, “may”, “should”, “expect”, “pending” and similar expressions identify forward-looking statements.

Forward-looking statements are subject to risks, uncertainties and other factors because they relate to events and depend on circumstances that may or may not occur in the future and/or are beyond our control or precise estimate. Such risks, uncertainties and other factors include, but are not limited to, uncertainties related to the Company’s treasury framework, volatility in Bitcoin prices, regulatory changes affecting digital assets, availability of suitable custodial arrangements, changes in the Company's financial position or strategic priorities, and general market conditions as well as those factors discussed under “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2024 and our other filings with the SEC, which can be obtained free of charge on the SEC’s website at http://www.sec.gov. Actual allocation amounts, timing, and implementation methods may vary based on market conditions, operational requirements, custodial availability, and Board discretion. Except to the extent required by applicable law, we disclaim any intention or obligation to update publicly or revise any forward‐looking statements, whether as a result of new information, future events or otherwise.

CONTACT DETAILS

For further information please contact:

Investor Relations
Robin Energy Ltd.
Email: ir@robinenergy.com